Filed by RRI Energy, Inc.
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
RRI Energy, Inc. (File No.: 1-16455)
Subject Company: Mirant Corporation (File No: 1-16107)

Transaction Fact Sheet
GenOn Energy: A Leader in Electric Energy Generation
Industry leading independent power producer with combined 24,700 megawatts of electric generating capacity • One of the largest IPPs by megawatts • Increased scale and geographic diversity across key regions • Complementary coal, natural gas and oil assets• Committed to safety, health and operations excellence• Near-term value creation driven by $150M in annual cost savings• Corporate overhead, G&A and support cost improvement • Strengthened balance sheet and ample liquidity • Better positioned to ensure stability and flexibility through industry cycles
Transaction Highlights
Company NameGenOn Energy, IncConsiderationMerger of Equals100% Stock TransactionExchange RatioFixed Ratio of 2.835 Shares of RRI Energy Common Stock for Each Share of Mirant Common Stock, Based on the Volume-Weighted Average Price for the Preceding 10 Trading DaysOwnership54% Mirant/46% RRI EnergyCost Savings$150M Annual Cost SavingsBoard of Directors5 Directors from Mirant 5 Directors from RRI EnergyManagement Team of GenOn EnergyEdward R. Muller, Chairman & CEOMark Jacobs, President & COOJ. William Holden III, CFOHeadquartersCorporate Headquarters in Houston, TXTransaction CloseExpected Before the End of 2010
GenOn Energy Generation & Geographic Diversity
Generation by Fuel TypeGeneration by Dispatch TypeOil — 2%Dual — 30%Natural Gas — 37%Coal — 19%ControlledCoal — 11%UncontrolledCoal — 25%UncontrolledDual — 3%Natural Gas — 13%Coal — 59%ControlledColor by Holding Company NameMirantRRI EnergySize By Summer Capacity MW200 to 81075 to 20050 to 7520 to 501 to 29all othersCAISOMidwest ISOISONENYISOPJM
About Mirant
More than 10,000 megawatts of electric generating capacity• Generation assets in Northern California (2,347 MW), PJM (5,194 MW) and the Northeast (2,535 MW) • Fleet utilizes a mix of coal, natural gas and oil• Approximately 1,400 employees
About RRI Energy
More than 14,000 megawatts of power generation capacity • Generation assets in Southern California (3,392 MW), MISO (1,696 MW), PJM (6,952 MW) and the Southeast (1,911 MW) • Fleet utilizes a mix of coal, natural gas and oil• Approximately 2,200 employees

Forward Looking Statements
This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. These forward-looking statements involve a number of risks and uncertainties. RRI Energy and Mirant caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving RRI Energy and Mirant, including future financial and operating results, RRI Energy’s and Mirant’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in RRI Energy’s and Mirant’s filings with the Securities and Exchange Commission. These include risks and uncertainties relating to: the ability to obtain the requisite RRI Energy and Mirant shareholder approvals; the risk that Mirant or RRI Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; and the effect of changes in governmental regulations; and other factors discussed or referred to in the “Risk Factors” section of each of RRI Energy’s and Mirant’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. Each forward-looking statement speaks only as of the date of the particular statement and neither RRI Energy nor Mirant undertake any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.
Additional Information And Where To Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between RRI Energy and Mirant, RRI Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of RRI Energy and Mirant that also constitutes a prospectus of RRI Energy. RRI Energy and Mirant will distribute the joint proxy statement/prospectus to their respective shareholders. RRI Energy and Mirant urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from RRI Energy’s website (www.rrienergy.com) under the tab “Investor Relations” and then under the heading “Company Filings.” You may also obtain these documents, free of charge, from Mirant’s website (www.mirant.com) under the tab “Investor Relations” and then under the heading “SEC Filings.”
Participants In The Merger Solicitation
RRI Energy, Mirant, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from RRI Energy and Mirant shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of RRI Energy and Mirant shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about RRI Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2010. You can find information about Mirant’s executive officers and directors in its definitive proxy statement filed with the SEC on March 26, 2010. Additional information about RRI Energy’s executive officers and directors and Mirant’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from RRI Energy and Mirant using the contact information above.